SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Sinocom Pharmaceutical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

 (CUSIP Number)

December 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. : N/A	Page 2 of 5

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) PANG, Tuck Wing 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,.027,899 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,027,899 (1)
	8	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,899 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12		TYPE OF REPORTING PERSON IN

(1) Includes indirect beneficial ownership of 4,027,899 shares of common stock registered in the name of Always Host International Development Limited.

(2)  Based upon 71,416,660 shares of common stock issued and outstanding.

SCHEDULE 13G

CUSIP NO. N/A	Page 3 of 5

Item 1(a).	Name of Issuer:

Sinocom Pharmaceutical, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Room 3, 21/F, Far East Consortium Building
121 Des Voeux Road
Central, Hong Kong

Item 2(a),	Name of Person: Filing: PANG, Tuck Wing
Item 2(b)	Address or principal business office, or if none, residence: 334 Kang Ching Road #08-250 Singapore 610334
Item 2(c)	Citizenship: Singapore
Item 2(d)	Title of Class of Securities Common Stock, par value $0.001 per share
Item 2(e)	CUSIP Number: None
Item 2(e).	CUSIP Number:
None

Item 3.	Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 4,027,899 (1)

(b) Percent of class: 5.64% (2)

(1) Includes indirect beneficial ownership of 4,027,899 shares of common stock registered in the name of Always Host International Development Limited.

(2)  Based upon 71,416,660 shares of common stock issued and outstanding.

SCHEDULE 13G

CUSIP NO. N/A	Page 4 of 5

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 4,027,899 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,027,899 (1)

(iv) Shared power to dispose of or direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

(1) Includes indirect beneficial ownership of 4,027,899 shares of common stock registered in the name of Always Host International Development Limited.

SCHEDULE 13G

CUSIP NO. N/A	Page 5 of 5

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 28, 2010

/s/ Tuck Wing Pang

Name	Tuck Wing Pang